                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                Four Times Square
                               New York 10036-6522
                               TEL: (212) 735-3000
                               FAX: (212) 735-2000

                                                                November 8, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                     Re: Fortress Investment Group LLC
                         Registration Statement on Form S-1
                         ----------------------------------

Ladies and Gentlemen:

                  On behalf of Fortress Investment Group LLC, a Delaware limited liability company (the "Company"), and pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, we hereby submit for filing, via direct electronic transmission, the above-referenced Registration Statement (the "Registration Statement"), relating to the proposed public offering of Class A shares, par value $0.01, of the
Company.

                  Pursuant to Rule 13(c) under Regulation S-T and Rule 3a of the
Rules Relating to Informal and Other Procedures, payment of the $80,250 filing fee for the Registration Statement was made by the Company by wire transfer on
November 8, 2006 to the Securities and Exchange Commission's account at Mellon
Bank in Pittsburgh, Pennsylvania.

                  Please call the undersigned at (212) 735-3050 if you have any questions concerning the enclosed material or desire further information or clarification in connection therewith.

                                                     Yours truly,

                                                     /s/ Joseph A. Coco
                                                     ------------------
                                                     Joseph A. Coco
Enclosure